AMERICAN METAL & TECHNOLOGY, INC.

633 W. 5th Street 28th Floor
Los Angeles, CA 90071

March 31, 2008

Mr. Rufus Decker
Accounting Branch Chief
United States Securities and Exchange Commission
100 F Street N.E. Stop 7010
Washington, D.C. 20549

Re:          American Metal & Technology, Inc.
Form 10-KSB for the fiscal year ended July 31, 2006
Form 10-QSB for the period ended September 30, 2007
Form 8-K/A filed June 12, 2007
File No.  033-19048-NY

Dear Mr. Decker:

We are writing in response to your comment letter of March 7, 2007.  Please see our responses, which correspond to the paragraph numbers in your letter, as follows.

In addition, although your comment letter made reference to the Form 10-KSB filed for the fiscal year ended July 31, 2006, and the Form 8-K/A filed June 12, 2007 (and subsequently amended on February 11, 2008) there were no specific comments related to such forms.  Accordingly, we have not made any revisions or re-filed that certain Form 10-KSB or Form 8-K/A.

General

1.
Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like.  These revisions should be included in your future filings.

Form 10-QSB/A For the Period Ended September 30, 2007

Consolidated Statements of Cash Flows, page 5

Consolidated Statements of Cash Flows, page 5

AMERICAN METAL & TECHNOLOGY, INC.

633 W. 5th Street 28th Floor
Los Angeles, CA 90071

2.
We have reviewed your response to prior comment 10.  Please help us understand why you are including the 20,000,000 shares in the number of shares issued due to the reorganization.  For the same reason you appear to have excluded the remaining 1,122,388,273 shares issued toyour former shareholders, help us understand why these were not also excluded.  Please revise or advise.

Response

Kindly excuse this confusion:

The total number of shares issued and outstanding as of the dated of reorganization, were as follows:

AMTG (Private Company) shareholders	1,142,388,273
Consultants	70,907,300
Existing shareholders of Murray	173,253,434
Issuance to former officer and director of Murray	10,000,000

Total	1,396,549,007

The shares issued due to reorganization are as follows:

AMTG (Private Company) shareholders	1,122,388,273
Consultants	70,907,300
Issuance to former officer and director of Murray	10,000,000
Shares redistributed to former shareholders of AMTG at closing from AMTG	20,000,000

Total	1,223,295,573

The Statement of Cash Flow will be revised as follows:

     Original Disclosure at bottom of Statement of cash flows

Supplement disclosure of cash flow information:
Income taxes paid	$4,638	$-
Interest expenses paid	$485	$-
Non Cash Transaction:
Numbers of Share Issued Due To Reorganization	274,160,734	-

Revised Disclosure

Number of Shares Issued Due to Reorganization                            1,223,295,573

AMERICAN METAL & TECHNOLOGY, INC.

633 W. 5th Street 28th Floor
Los Angeles, CA 90071

3.
We have reviewed your response to prior comments 5 and 8.  We note that your financial statements reflect the retroactive effect of your stock split on a 1,000 for 1 basis.  However, you should also give retroactive effect for any stock split to all disclosures throughout the filing, including the following:

•	“As a result, we issued 7,200 shares of our pre-split common stock to BST in exchange for 80% ownership of BJTY; and

•	As a result, we issued 1,800 shares of our pre-split common stock to BSS And our subsidiary, AMLF, becomes the owner of 20% shareholder of BJTY.”

The filing is being amended to reflect the retroactive effective of the forward stock  split effectuated on a 1000-for-1 basis.  Accordingly, the filings shall be revised to reflect that 7,200,000 shares of common stock were issued instead of 7,200 in the aforementioned paragraph and 1,800,000 shares of common stock were issued instead of 1,800 in the ensuing paragraph.

Note 2- Summary of Significant Accounting Policies, page 7

General

4.
We have reviewed your response to prior comments 6 and 8.  As previously requested, please provide in your summary of significant accounting policies footnote a reconciliation of the numerators and denominators of the basic and diluted per share computations.  See paragraph 40 (a) of SFAS 128.  In addition,  please disclose the number of anti dilutive shares by each type of security, if any, See paragraph 40(c) of SFAS 128.

Response

The following Note is being inserted into the Company’s amended filing:

NOTE 2 – Summary of significant accounting policies – continued

Earnings/(loss) per share

“Earnings per share” is calculated in accordance with the Statement of financial accounting standards No. 128 (SFAS No. 128), “Earnings per share”. Basic net income per share is based upon the weighted average number of common shares outstanding. Diluted net income per share is based on the assumption that all shares and stock options and or warrants were converted or exercised. Dilution is computed by applying the treasury stock method. Under this method, options and warrants are assumed to be exercised at the beginning of the period (or at the time of issuance, if later), and as if funds obtained thereby were used to purchase common stock at the average market price during the period.

AMERICAN METAL & TECHNOLOGY, INC.

633 W. 5th Street 28th Floor
Los Angeles, CA 90071

The following is a reconciliation of the numerators and denominators of the basic and diluted earnings per share computations:

For the three months ended September 30, 2007	Net Income	Shares	Per Share
Basic earnings per share:	$572,978	1,408,049,007,	$.0004
Effect of dilutive securities	-	-	-
Diluted earnings per share	$572,978	1,408,049,007	$.0004

For the nine months ended September 30, 2007	Net Income	Shares	Per Share
Basic earnings per share:	$1,449,156	1,201,845,316	$.0012
Effect of dilutive securities		4,546,660
Diluted earnings per share	$1,449,156	1,206,391,976	$.0010

For the three months ended September 30, 2006	Net Income	Shares	Per Share
Basic earnings per share:	$369,114	1,128,842,167	$.0003
Effect of dilutive securities	-	-	-
Diluted earnings per share	$369,114	1,128,842,167	$.0003

For the nine months ended September 30, 2006	Net Income	Shares	Per Share
Basic earnings per share:	$1,149,948	1,128,842,167	$.0010
Effect of dilutive securities
Diluted earnings per share	$1,449,156	1,128,842,167	$.0010

There are no anti dilutive securities reflected in these periods.

Item 2- Management’s Discussion and Analysis of Financial Condition or Plan of Operations, page 15

Liquidity and Capital Resources, page 18

5.	We have reviewed your response to prior comment 15 and note the following:

Please revise your statement that accounts receivable for the nine months ended  September 30, 2007 was $392,902 compared to $(747,424) in the same period of 2006 to clearly indicate that these amounts represent the change in accounts receivable and not the balance of accounts receivable;

AMERICAN METAL & TECHNOLOGY, INC.

633 W. 5th Street 28th Floor
Los Angeles, CA 90071

The  filing is being revised as follows:

Our net income for the nine months ended September 30, 2007 was $1.45 million, an increase of $299,208 compared to $1.15 million in the same period of 2006. Accounts receivable for the nine months ended September 30, 2007 decreased by $392,902 compared to an increase of $747,424 in the same period of 2006

Please further discuss the changes in your investing cash flows as depicted in your statement of cash flows.  Your current disclosure simply states the amount of net cash used by investing activities for the respective periods; and

We have revised the amended filing to reflect with the following additional paragraph:

We invested $2,130 for purchase of equipment during the nine months ended September 30, 2007 as contrasted with $364,401 purchased in the nine month period ended September 30, 2006. This change is accounted for by the fact that during the nine month period ended September 30, 2006, we required upgrades and additions to our machinery in order to continue our growth.  That is, as our production capacity became limited by the maximum performance of our existing machinery, we purchased new machinery to fulfill additional orders.

You disclose that net cash provided by financing activities was $0.12 million for the nine months ended September 30, 2006.  Based upon your statement of cash flows, it appears that you actually had net cash provided by financing activities of $351,953.  Please revise or advise.

Our amended filing is being revised to correct this error.

Item 3- Controls and Procedures, page 20

6.
We have reviewed your response to prior comment 17.  Your disclosure still states that there were no changes in your internal controls or in the other factors that could affect these controls subsequent to the evaluation date.  Please revise to disclose whether there have been any changes in your internal Controls and procedures during the most recently completed quarter, rather than subsequent to the evaluation date.  See Item 308 of Regulation S-B

Response

We have revised the amended filing  to reflect that there have not been any changes in Internal Controls and procedures during the most recently completed quarter.

In connection with this letter and the amended filings sent together herewith, the Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in our filings;
•	Staff comments or changes to disclosure in responses to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please do not hesitate to contact our attorneys, Mintz & Fraade, P.C. at (212) 486-2500 (attention, Alan P. Fraade).

Yours truly,

American Metal & Technology, Inc.

/s/ Chen Gao

Chen Gao
President